Exhibit 99.2

SIYATA MOBILE INC. AND SUBSIDIARIES

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2022 and 2021

As issued on November 10, 2022

Siyata Mobile Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2022 and 2021

November 10, 2022

Management’s Responsibility for Financial Reporting

The following Management Discussion and Analysis (“MD&A”) reports on the operating results, financial condition, and business risks of Siyata Mobile Inc. (“Siyata” or the “Company”, “we” or “us”) and is designed to help the reader understand the results of operations and financial position of the Company for the three and nine months ended September 30, 2022. This MD&A should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements as at September 30, 2022 and December 31, 2021 and the notes thereto together with the Company’s year ended December 31, 2021 financial statements filed on April 29, 2022 as a Form 20-F (the “2021 Form 20-F”) (collectively the “Financial Statements”) which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”). Other information contained in these documents has also been prepared by management and is consistent with the data contained in the Financial Statements. All dollar amounts referred to in this MD&A are expressed in US dollars except where indicated otherwise.

The Company’s certifying officers, based on their knowledge, having exercised reasonable diligence, are also responsible to ensure that these filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading considering the circumstances under which it was made, with respect to the period covered by these filings. These Financial Statements together with the other financial information included in these filings fairly present, in all material respects. the financial position, results of operations, and cash flows of the Company, as of the date of and for the years presented in this filing. The Board of Directors approves the Financial Statements and MD&A and ensures that management has discharged its financial responsibilities. The Board’s review is accomplished principally through the Audit Committee, which meets periodically to review all financial reports, prior to filing.

Cautionary Note Regarding Forward-Looking Statements

This MD&A includes “forward-looking statements”, within the meaning of applicable securities legislation, which are based on the opinions and estimates of management and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “budget”, “plan”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar words suggesting future outcomes or statements regarding an outlook. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These forward-looking statements include but are not limited to statements concerning:

●	The Company’s strategies and objectives

●	The Company’s other financial operating objectives

●	The availability of qualified employees for business operations

●	General business and economic conditions

●	The Company’s ability to meet its financial obligations as they become due

●	The positive cash flows and financial viability of its operations and new business opportunities

●	The Company’s ability to manage growth with respect to its operations and new business opportunities

●	The Company’s tax position, anticipated tax refunds and the tax rates applicable to the Company

Readers are cautioned that the preceding list of risks, uncertainties, assumptions and other factors are not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The forward-looking statements contained in this document are made as of the date of this MD&A.

Siyata Mobile Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2022 and 2021

Corporate Overview

Siyata Mobile Inc. is a leading global developer of innovative cellular-based communications solutions over advanced 4G/LTE mobile networks under the Uniden® Cellular and Siyata brands to global first responders and enterprise customers. Siyata’s three complementary product categories include rugged handheld mobile devices and in-vehicle communications solutions for first responders, enterprise customers, commercial fleet vehicles and industrial workers, and cellular amplifiers to boost the cellular signal inside homes, and buildings and vehicles.

On September 25, 2020 the Company listed on the NASDAQ CAPITAL MARKETS (“NASDAQ”) under the symbol SYTA for its common shares, and the Company’s warrants issued on September 29, 2020 at $6.85 are traded under the symbol SYTAW, and expire in 5 years from the date of issue.

The registered and records office is located at 2200 - 885 West Georgia Street, Vancouver, BC V6C 3E8.

Products

The Company develops, manufactures, markets, and sells a portfolio of rugged handheld Push-to-Talk over Cellular (“PoC”) smartphone devices. These rugged business-to-business (“B2B”) environments are focused on enterprise customers, first responders, construction workers, security guards, government agencies, utilities, transportation and waste management, amusement parks, and mobile workers in multiple industries.

Prior to 2021, Siyata sold rugged handsets, such as the Uniden UR5 and Uniden UR7 only in international markets. In Q2 2022, Siyata unveiled its next generation rugged device, the SD7. The SD7 is Siyata’s first mission critical push-to-talk device (“MCPTT”) and is also the first rugged handset that Siyata launched in North America, in the fourth quarter of 2021, and is expected to launch this device in Europe in Q1 2023. Subsequent to the end of the third quarter of 2022, Siyata announced the SD7+, a single platform solution that integrates PTT and bodycam functionality.

Our second product category is purpose built in-Vehicle communication devices. In Q4 2021, Siyata launched the VK7, a first-of-its-kind, patent-pending car kit with an integrated 10-watt speaker, a simple slide-in connection sleeve for the SD7, and an external antenna connection for connecting to a windshield or roof mount antenna to allow for an in-vehicle experience for the user that is similar to that from a traditional land mobile radio (“LMR”) device. The VK7 has been uniquely designed to be used with the SD7, while connecting directly into the vehicle’s power and can also connect to a Uniden cellular amplifier for better cellular connectivity. The VK7 can also be equipped with an external remote speaker microphone (“RSM”) to ensure compliance with hands-free communication legislation.

The Uniden® UV350 4G/LTE, is a purpose built in-Vehicle communication device designed specifically for professional vehicles such as trucks, vans, buses, emergency service vehicles and other enterprise vehicles. This platform is designed to facilitate replacement of the current in-vehicle, multi-device status-quo with a single device that incorporates voice, PoC, data, fleet management solutions and other Android based professional applications. The UV350 also supports Band 14 for the First Responder Network Authority, or FirstNet®, compatibility which is the U.S. First Responders 4G/LTE network with PoC capabilities that aims to replace aging two-way radio systems currently in use.

The aforementioned portfolio of solutions offers the benefits of PoC without any of the difficulties managing the current generation of rugged smart/feature phones and is ideally suited as a perfect upgrade from Land Mobile Radios (“LMR”). Used for generations, LMR has a significant number of limitations, including network incompatibility, limited coverage areas, and restricted functionality that leave a huge need for a unified network and platform. Siyata’s innovative PoC product lines are helping to service the generational shift from LMR to PoC. According to VDC Research, the LMR market is growing at a 5.9% compound annual growth rate, while the PoC market is growing at 13.6% CAGR and annual PoC shipments are expected to grow to 2.7 million in 2023.

Cellular boosters are our third product category with approximately 30 million of these devices sold globally every year. Siyata manufactures and sells Uniden®cellular boosters and accessories for enterprise, first responder and consumer customers with a focus on the North America markets. Cellular communication provides a robust, secure environment not just for remote workers, in-home and in-vehicles; but also for restaurant patrons who wish to download menus; for patients at pharmacies who need to verify identity and download scripts; for remote workers who require strong clear cellular signals; and for first responders where connectivity literally means the difference between life and death - just to name a few examples. The vehicle vertical in this portfolio complements Siyata’s in-vehicle and rugged handheld smartphones as these sales can be bundled through the Company’s existing sales channels.

Siyata Mobile Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2022 and 2021

Corporate Overview (continued)

Customers and Channels

Qualifications with North American carriers began with Bell Mobility in late Q4 2018, at AT&T as well as at its first responder cellular network FirstNet®, in late Q2 2019, with Rogers Wireless and Verizon Wireless in Q4 2019, and internationally with Telstra in Q4 2021. These are major milestones for the Company following Siyata’s seven years of experience perfecting in-vehicle cellular based technology, vehicle installations, software integration with various Push-to-Talk (“PTT”) solutions and intensive carrier certifications.

Siyata’s customer base includes cellular network operators and their dealers, as well as commercial vehicle technology distributors for fleets of all sizes in the U.S., Canada, Europe, Australia, the Middle East and other international markets.

The North American Tier 1 cellular carriers that Siyata is working with large scale distribution and sales channels. With an estimated 25 million commercial vehicles including 7.0 million first responder vehicles. The Company sees the North American market as its largest opportunity with a total addressable market over $19 billion. These Tier 1 cellular carriers have a keen interest in launching the UV350 as it allows for new SIM card activations in commercial vehicles and increased ARPU from existing customers with corporate and first responder fleets while targeting new customers with a unique, dedicated, multi-purpose in-vehicle IoT smartphone.

In addition, our rugged handsets will ultimately be targeted to approximately 47 million enterprise task and public sector workers across North America including construction, transport& logistics, manufacturing, energy & utility, public safety and federal government.

Significant Highlights

The following highlights and developments for the three months ended September 30, 2022, and to the date of this MD&A:

On September 8, 2022, Siyata announced that its SD7 rugged mission-critical push-to-talk (MCPTT) device is now integrated with CrisisGo Inc.’s (“CrisisGo”) Panic App, giving teachers instant access to first responders with a single push of a button. Integrated SoS communication improves response times and public safety during times of school community crisis.

On September 22, 2022, Siyata announced that it has been awarded a purchase order from a U.S. Navy contractor to provide Uniden® cellular booster kits and accessories for certain of the Navy’s buildings.

On October 10, 2022, Siyata announced it entered into a securities purchase agreement with certain institutional investors to purchase approximately $4.0 million of its common shares and pre-funded warrants in lieu thereof in a registered direct offering and warrants to purchase common shares in a concurrent private placement. The combined effective purchase price for one common share (or pre-funded warrant in lieu thereof) and one warrant will be $0.23.

On October 26, 2022, Siyata announced the SD7+ rugged mission-critical push-to-talk (PTT) device will soon be powered with Visual Labs Inc.’s (“Visual Labs”) innovative body camera software.

On October 31, 2022, Siyata announced the addition of telecom industry veteran Dan Leech to the Company’s sales team.

Outlook

Siyata has laid the foundation for greater distribution with expanded partnerships and expanded its product offerings into North America. Management is hopeful that this momentum will continue, in particular, as it leverages its key sales channels, and with its expanded and refreshed product offerings.

Siyata Mobile Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2022 and 2021

Outlook (continued)

Rugged Handsets

Siyata’s rugged handsets are targeted to the approximately 47 million enterprise task and public sector workers across North America including construction, transport & logistics, manufacturing, energy & utility, public safety, and federal government. To date, Siyata has sold its rugged handsets only in international markets. Siyata expanded its footprint in this product category with the marketing campaign of the SD7 device, in Q4 2021 in North America and is expected to launch its marketing campaign for this device in Europe in 2023. The SD7 is a next-generation device and Siyata’s first mission-critical push-to-talk (MCPTT) handset. The SD7+ provides a single platform solution that integrates PTT and bodycam functionality with excellent sound and video quality that operates over high bandwidth 4G LTE networks.

In-Vehicle Devices

Many large-scale programs were delayed due to the pandemic, therefore creating pent-up demand for these disruptive solutions. Active engagements including many customer trials have resumed in 2022 which should translate into growth in this product line.

Cellular Boosters

The third product category we serve is the cellular signal booster market. Siyata’s cellular booster kits eliminate weak cellular signals for failsafe phone calls and text; fast, uninterrupted streaming; and total peace of mind for the end-user. Siyata’s multiple lines of cellular boosters cater to several verticals including Enterprise, Commercial, First Responder, and Consumers. Siyata’s booster suite of products caters to both inside buildings as well as inside vehicles. The main market we sell into is in North America, where they are sold under the Uniden® brand name.

Summary of Quarterly Results

The following unaudited table sets out selected financial information for the Company on a consolidated basis for the last eight most recently completed quarters.

	Three Months Ended,
	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,
	2022	2022	2022	2021	2021	2021	2021	2020
Net loss	$(527,948)	$(4,304,088)	$(3,878,909)	$(4,979,661)	$(5,667,937)	$(10,862,538)	$(2,115,406)	$(9,911,960)
Comprehensive loss	$(390,838)	$(4,278,102)	$(3,903,377)	$(4,833,795)	$(5,677,274)	$(10,927,718)	$(2,047,991)	$(9,247,116)
Loss per share - basic and diluted	$(0.03)	$(0.29)	$(0.30)	$(0.99)	$(1.18)	$(2.26)	$(0.45)	$(3.08)

Results of Operations for the Three Months Ended September 30, 2022

The following is an analysis of the Company’s operating results for the three months ended September 30, 2022 and includes a comparison against the three months ended September 30, 2021.

Revenues for the three months ended September 30, 2022, were $2,567,885, compared to $1,218,875 for the three months ended September 30, 2021. This positive variance of $1,349,010 (111%) is due mainly to the new revenue source earned from the SD7 and its related accessories in the quarter of $1,368,140 and an increase in revenues from legacy rugged devices of $214,000, offset by a $230,000 decrease in sales of cellular boosters in the period.

Gross profit for the three months ended September 30, 2022, was $856,103 (33.3% of sales) compared to $429,513 (35.2% of sales) in the same period in 2021, a positive variance in gross margin dollars of $426,590. This positive gross margin variance in the quarter was due to the additional sales in the period of the SD7 and its related accessories, offset by the decrease sales of boosters at higher margins.

Amortization and depreciation costs for the three-month period ended September 30, 2022, and 2021 were $351,310 and $117,035, respectively, a negative variance of $234,275. This negative variance is due to the amortization of intangible assets due to the sales of the SD7 in the current quarter which did not occur in the prior year.

Siyata Mobile Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2022 and 2021

Summary of Quarterly Results (continued)

Development expenses for the three months ended September 30, 2022, and 2021 were $36,567 and $659,942, respectively. This positive variance of $623,375 is due to Q3 2021 non capitalizable intangible costs related to legacy products incurred in Q3 2021.

Selling and marketing costs for the three months ended September 30, 2022, and 2021, were $1,225,475 and $1,263,195, respectively. This positive variance of $37,720 is due mainly to a decrease in direct marketing and promotion costs of $90,162, offset by an increase in travel of $16,576 and a $35,866 increase in sales salaries and consulting fees.

General and administrative costs for the three months ended September 30, 2022, and 2021 were $1,174,041 and $1,051,846, respectively. This negative variance of $122,195 relates mainly to an increase in professional fees in the period of $201,255 (primarily related to the additional costs of consultants to build brand awareness on our new site of products of $140,163, legal fees for the F-3 and S-8 filings of $47,118, and patent costs for products under development of $14,026), an increase of $23,365 in G&A salaries, an increase in consulting and directors’ fees of $10,073, offset by a decrease in shareholder relations of $51,432, decrease in office and general of $36,451, a decrease in regulatory and filing fees of $14,879, and a $9,736 decrease in G&A travel costs.

Inventory impairment costs for the three months ended September 30, 2022 were $0 as compared to $1,550,873 for the same period in 2021. This decrease relates to the large impairment in 2021 of the legacy products.

Bad debts (recoveries) for the three months ended September 30, 2022, and 2021 were $0 and $772,960 respectively. This decrease relates to large bad debt expenses in 2021 due to customer issues during the COVID-19 pandemic.

Share-based payments for the three months ended September 30, 2022, and 2021 were $539,660 and $235,414 respectively, a negative variance of $304,246. The increase in share-based compensation relates to the issuance of RSU’s and stock options in both April and July 2022 that were amortized in the period.

Finance expenses for the three months ended September 30, 2022, and 2021 were $82,720 and $493,647 respectively, a positive variance of $410,927. This variance is due to interest on debentures in Q3 2021 that did not recur in 2022.

Foreign exchange income (loss) for the three months ended September 30, 2022 was a loss $180,367 versus income of $47,462 for the same period in 2021, a negative variance of $227,829. This variance resulted from foreign currency fluctuations in the period.

Change in fair value of the convertible promissory note for the three months ended September 30, 2022, and 2021 is a loss of $474,514 and $0, respectively, relates to the change in fair value of the promissory note as the liability is closer to maturity.

Change in fair value of the warrant liability for the three months ended September 30, 2022, and 2021 is a gain of $2,680,603 and $0 respectively. This gain relates to the decrease in value of the warrant liability calculated using the Black Scholes model.

Net loss for the period

As a result of the activities discussed above, the Company experienced a net loss for the three months ended September 30, 2022, of $527,948 as compared to a net loss of $5,667,937 in the same period in the prior year, a positive variance of $5,139,989. This positive variance was due to a decrease in operating expenses of $2,324,212, increased gross margin dollars of $426,590 and an increase in other income of $2,389,187.

Comprehensive loss for the period

As a result of the activities discussed above, the Company experienced a comprehensive loss for the three months ended September 30, 2022, of $390,838 as compared to a comprehensive loss of $5,677,274 for the same period in the prior year, representing a positive variance of $5,286,436.

Siyata Mobile Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2022 and 2021

Summary of Quarterly Results (continued)

Adjusted EBITDA

For the three months ended September 30, 2022, the adjusted EBITDA is negative $1,579,980 versus negative $4,869,303 in the same period in the prior year, a positive variance of $3,289,323. Adjusted EBITDA is defined as the net operating loss excluding amortization and depreciation, impairment of intangible assets, goodwill impairment and share-based payments. Adjusted EBITDA is a non-IFRS financial measures, and a reconciliation from IFRS financial measures is provided as follows:

	Three Months Ended September 30,
	2022	2021
Net operating loss	$(2,470,950)	$(5,221,752)
Add:
Amortization and depreciation	351,310	117,035
Share-based payments	539,660	235,414
Adjusted EBITDA	$(1,579,980)	$(4,869,303)

Results of Operations for the Nine Months Ended September 30, 2022

The following is an analysis of the Company’s operating results for the nine months ended September 30, 2022 and includes a comparison against the nine months ended September 30, 2021.

Revenues for the nine months ended September 30, 2022, were $4,370,387 compared to $5,607,829 for the nine months ended September 30, 2021. This negative variance of $1,237,442 (-22.1%) is primarily the result of a decrease in cellular booster sales of $1,932,000 due to a large booster sale in Q1 2021 of $1,396,558 that did not recur and the overall decrease in sales of boosters, partially offset by an increase in the year to date sales of rugged devices of $698,000

Gross profit for the nine months ended September 30, 2022, was $1,219,827 (27.9%% of sales) compared to $1,703,285 (30.4% of sales) in the same period in 2021, a negative variance of $483,458. The decrease in gross margin is due to the flow through impact of lower sales, particularly the lower sales of cellular booster products in 2022 that are usually at a higher margin.

Amortization and depreciation costs for the nine months ended September 30, 2022, and 2021 were $811,234 and $785,655, respectively, a negative variance of $25,579. This negative variance is due to the increase in intangible asset amortization on the new suite of SD7 product line.

Development expenses for the nine months ended September 30, 2022, and 2021 were $299,937 and $818,515, respectively. This positive variance of $518,578 is due to the decrease in costs related to product development that does not meet the criteria for capitalization.

Selling and marketing costs for the nine months ended September 30, 2022, and 2021, were $3,434,201 and $3,457,375 respectively. This positive variance of $23,174 is due mainly to decrease in selling salaries and related consulting fees in 2022 by $273,595, offset by an increase in marketing and promotion of $156,722 and an increase in travel of $93,699.

General and administrative costs for the nine months ended September 30, 2022, and 2021 were $4,684,702 and $3,257,857, respectively. This negative variance of $1,426,845 relates mainly to an increase in professional fees of $732,989 as a result of the engagement of a marketing consultant for $388,597, an increase in patent fees of $69,918, additional legal fees of $132,581 related to the filing of an F-3 and S-8 registration statements in 2022, and an increase in audit and related advisory services in 2022 of $141,893 due to the requirement for valuations of complex transactions as well as the duplication of costs related to engaging a new audit firm. The negative variance is also attributable to an increase in office and general of $264,491 due to the increased cost of D&O insurance in 2022, a $195,465 increase in directors fees, a $112,938 increase in shareholder relation costs, an increase of $89,850 in G&A salaries, an increase in G&A travel of $28,175, and a $2,937 increase in regulatory and filing fees.

Siyata Mobile Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2022 and 2021

Summary of Quarterly Results (continued)

Inventory impairment costs for the nine months ended September 30, 2022 of $303,316 versus $3,389,531 for the same period in 2021, a positive variance of $3,086,215 relates to large legacy inventory writedowns in 2021 as compared to 2022.

Bad debts (recoveries) for the nine months ended September 30, 2022, and 2021 was $63,285 and $548,403 respectively, resulting in a positive variance of $485,118 that relates to large bad debts allowances in 2021.

Impairment of intangible assets for the nine months ended September 30, 2022 of $0 versus $4,322,799 for the same period in 2021, relates to the impairment of legacy products in the prior year.

Goodwill impairment for the nine months ended September 30, 2022 of $0 versus $819,454 in 2021. The goodwill impairment in 2021 relates to elimination of the goodwill on the original acquisition of Signifi Mobile due to its continued losses.

Share-based payments for the nine months ended September 30, 2022, and 2021 were $2,478,695 and $1,185,205 respectively, a negative variance of $1,293,490. The increase in share-based compensation relates to the issuance of stock options and RSU’s in 2022.

Finance expenses for the nine months ended September 30, 2022, and 2021 was $128,446 and $1,476,335 respectively, a positive variance of $1,347,889. This variance is due to decrease in interest on the debenture of $1,402,817, decrease in interest expense on long term debt of $11,414, decrease in loss on redemption of debentures in 2021 of $18,292, decrease in interest on bank loan and bank service fees of $66,373 related mostly to the default interest on the promissory note of $62,630, and offset by the increase in interest on lease obligations of $17,841 and the interest on directors loan of prior year of $6,000.

Foreign exchange loss for the nine months ended September 30, 2022 was $199,535 versus $208,968, a positive variance of $9,433. This variance resulted from foreign currency fluctuations in the period.

Change in fair value of the convertible promissory note for the nine months ended September 30, 2022, and 2021 is a loss of $3,725,362 and $0, respectively, that relates to the change in fair value of the promissory note resulting from both the fair value change as the liability is closer to maturity and due to the change in the conversion exercise price from $10.00 to $2.30 as required to equate to the price of a unit for the January 2022 capital raise.

Change in fair value of the opening warrant liability for the nine months ended September 30, 2022, and 2021 is a loss of $962,350 and $0, respectively. The Company sold an additional 1,304,347 warrants to purchase 1,304,347 common shares exercisable at $2.30 per share (the “Option Warrants”) pursuant to an over-allotment option exercised by the underwriter. The exercise price of the warrants issued in connection with the exercise of the over-allotment option was $0.0097 per warrant. Each Option Warrant is exercisable immediately and has a term of five years from the issue date. Proceeds of $975,393 were allocated to the option warrant liability. As the fair value of the warrant liability exceeded the proceeds received on the warrants of $13,043, a fair value loss of $962,350 was recognized in the statement of profit and loss.

Change in fair value of the warrant liability for the nine months ended September 30, 2022, and 2021 is a gain of $8,125,538 and $0, respectively. This gain relates to the decrease in fair value of the warrant liability calculated using the Black-Scholes model that was impacted by the decrease in the current stock price compared to the warrant exercise price.

Net loss for the period

As a result of the activities discussed above, the Company experienced a net loss for the nine months ended September 30, 2022, of $8,710,945 as compared to a net loss of $18,645,881 in the same period in the prior year, a positive variance of $9,934,936. This positive variance was due mainly to a decrease of $6,025,966 in the Company’s net operating loss, and an increase in total other income of $3,908,970.

Comprehensive loss for the period

As a result of the activities discussed above, the Company experienced a comprehensive loss for the nine months ended September 30, 2022, of $8,572,317 as compared to a comprehensive loss of $18,652,983 for the same period in the prior year, representing a positive variance of $10,080,666.

Siyata Mobile Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2022 and 2021

Summary of Quarterly Results (continued)

Adjusted EBITDA

For the nine months ended September 30, 2022, the adjusted EBITDA is negative $7,565,614 versus negative $9,768,396 in the same period in the prior year, a positive variance of $2,202,782. Adjusted EBITDA is defined as the net operating loss excluding amortization and depreciation, impairment of intangible assets, goodwill impairment and share-based payments. Adjusted EBITDA is a non-IFRS financial measures, and a reconciliation from IFRS financial measures is provided as follows:

	Nine Months Ended September 30,
	2022	2021
Net operating loss	$(10,855,543)	$(16,881,509)
Add:
Amortization and depreciation	811,234	785,655
Impairment of intangible assets	-	4,322,799
Goodwill impairment	-	819,454
Share-based payments	2,478,695	1,185,205
Adjusted EBITDA	$(7,565,614)	$(9,768,396)

Risks and Uncertainties

In addition to the other information set forth in this MD&A, you should carefully consider the factors discussed in Part I, Item 3D “Risk Factors” in our 2021 Form 20-F and the factors discussed in “Risks and Uncertainties” in the MD&A for the three and six months ended June 30, 2022 filed on August 18, 2022.

Liquidity and Capital Resources

The Company defines capital as consisting of shareholder’s equity (comprised of issued share capital, reserves, accumulated translation differences and deficit). The Company manages its capital structure to maximize its financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital, but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. As at September 30, 2022, the Company is subject to externally imposed capital requirements arising from the monthly payments of principal on the convertible debenture. The Company was subject to a debt covenant in relation to the factoring agreement that was terminated as of July 1, 2022 as more fully described in Note 11 to the Company’s unaudited interim condensed consolidated financial statements.

Siyata Mobile Israel had a factoring facility with Israeli banks whereby the Bank advanced funds to Siyata Mobile Israel and charged a fluctuating interest rate on the advanced funds until it was repaid by the borrowers’ customers. The Bank had a lien on these receivables. The factored receivables were all required to be insured in case of customer default with a financial institution. The factoring facility was terminated as of July 2022.

The Company’s objective in managing liquidity risk is to maintain sufficient liquidity in order to meet operational and investing requirements at any point in time. The Company has historically financed its operations primarily through a combination of demand loans and the sale of share capital by way of private placements.

As at September 30, 2022, the Company had a cash balance $988,626 (December 31, 2021- $1,619,742). The Company has an accumulated deficit of $71,230,357 (December 31, 2021 - $62,519,412) and working capital of $4,951,595 (December 31, 2021- negative $688,973).

Net cash used in operating activities for the nine months ended September 30, 2022 and 2021 were $13,280,167 and $9,944,537, respectively. The increase in cash used of $3,335,630 was primarily due to $1,769,398 increase in cash used in 2022 due to net loss after addback and deductions of non-cash expenses, and $1,566,232 increase in noncash working capital items.

Siyata Mobile Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2022 and 2021

Liquidity and Capital Resources (continued)

Net cash used in investing activities for the nine months ended September 30, 2022 and 2021 were $2,444,013 and $2,450,523, respectively, a positive variance of $6,510. This variance relates primarily to a $108,900 decrease in the purchase of equipment in the year, a decrease in long term deposit of $18,999, offset by $88,389 increase in intangibles and a $33,000 increase on the final balance payment of the ClearRF acquisition.

Net cash provided by (used in) financing activities for the nine months ended September 30, 2022 and 2021 were $15,105,394 and ($599,309), respectively. This positive variance of $15,704,703 is mainly due to shares issued for cash over the prior year period of $18,659,543 and offset by the increase in repayment of the promissory notes in the amount $2,822,214.

The future success of the Company is dependent on the continued success of its vehicle-mounted communications products, its mobile rugged phones, and its booster products together with the ability to finance the necessary working capital, at agreeable terms, to support the growth of the business.

The Company’s unaudited interim condensed consolidated financial statements have been prepared in accordance with IFRS under the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. The unaudited interim condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Off-Balance Sheet Arrangements

The Company currently has no off-balance sheet arrangements.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.